DOGNESS (INTERNATIONAL) CORP

June 21, 2022

Patrick Fullem and Sherry Haywood

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Dogness (International) Corp
Amendment No. 3 to Registration Statement on Form F-3
Filed May 20, 2022
File No. 333-262504

Dear Mr. Fullem and Ms. Haywood:

This letter is in response to the letter dated June 16, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Dogness (International) Corp (the “Company,” “we,” and “our”) with respect to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Amendment No. 4 to Registration Statement is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-3 filed May 20, 2022

Prospectus Summary

Permission Required from the PRC Authorities..., page 5

1.	We note your response to prior comment one and reissue in part. Please disclose how recent statements and regulatory actions by China’s government, such as those related to anti-monopoly concerns, has or may impact the company’s ability to accept foreign investments or list on an U.S. or other foreign exchange.

Response: In response to the Staff’s comment, we have added disclosure in the first paragraph under “Prospectus Summary – Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Class A Common Shares to Foreign Investors” on page 5 that except for the potential uncertainties disclosed below, we and our Subsidiaries have not received any requirements to obtain permissions from any PRC authorities to operate in China or to issue our Class A Common Shares to foreign investors, and recent statements and regulatory actions by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such as those related to anti-monopoly concerns, have not impacted the ability of Dogness or our Subsidiaries to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. We have also added disclosure on page 6 that as of the date of this prospectus, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor our PRC Subsidiaries engage in monopolistic behaviors that are subject to these statements or regulatory actions.

Enforceability of Civil Liabilities, page 70

2.	We note your response to prior comment five. Please advise whether any of your executive officers and directors reside in the United States. If not, please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

Response: As discussed with the Staff, the Company advises that the Chief Financial Officer of the Company resides in the United States; accordingly, the Company has not revised the Amendment.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anthony W. Basch, Esq., of Kaufman & Canoles, P.C., at (804)-771-5725.

Very truly yours,

By:	/s/ Silong Chen
Silong Chen
Chief Executive Officer and Director

cc:	Anthony W. Basch, Esq.
Kaufman & Canoles, P.C.

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